SECURITIE [barcode] N
V

11017216

ANNUA[...] REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 68503

SEC MAIL PROCESSING
RECEIVED
FEB 2 4 2011
WASH, D.C.
211
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST SOUTHERN SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1091 CAMBRIDGE SQUARE, SUITE D
(No. and Street)

ALPHARETTA	GA	30009
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WADE J. BOWDEN & COMPANY, CPAS P.C.
(Name – *if individual, state last, first, middle name*)

863 FLAT SHOALS RD SE, SUITE C-369	CONYERS	GA	30094
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JPS 3/8/2011

OATH OR AFFIRMATION

I, William H. Hawk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Southern Securities LLC, as of 2.23, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CEO/ President
Title

Kay Bowen
Notary Public

KAY BOWEN
Notary Public, Gwinnett County, Georgia
My Commission Expires May 29, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST SOUTHERN SECURITIES, LLC

Table of Contents

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Members and Directors
First Southern Securities, LLC

We have audited the statement of financial condition of First Southern Securities, LLC as of December 31, 2010 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Southern Securities, LLC as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J Bowden & Company

Atlanta, Georgia
February 16, 2011

863 FLAT SHOALS ROAD SE, SUITE C-369
CONYERS, GEORGIA 30094
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

FIRST SOUTHERN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

CURRENT ASSETS:		
Cash	$	14,226
Deposits with clearing organization		201,000
Commissions receivable		32,869
Securities owned, at fair value		558,630
Prepaid expenses		9,091
TOTAL	$	815,816

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Payable to clearing organization - margin	$	571,083
Accounts payable and accrued expenses		4,950
Commissions payable		3,188
Total current liabilities		579,221
MEMBERS' EQUITY		236,595
TOTAL	$	815,816

See Independent Auditors' Report and
Notes to Financial Statements.

FIRST SOUTHERN SECURITIES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES:		
Commissions	$	12,229
Trading gains - net		71,215
Total revenues		83,444
OPERATING EXPENSES:		
Salaries and benefits		20,324
Professional fees		19,498
Compliance		16,143
Clearing		13,558
Computer and internet		7,541
Rent		5,600
Commissions		4,778
Other		13,407
Total expenses		100,849
NET LOSS	$	(17,405)

See Independent Auditors' Report and
Notes to Financial Statements.

FIRST SOUTHERN SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

MEMBERS' EQUITY, JANUARY 1	$	-
Net loss		(17,405)
2010 members contributions		254,000
MEMBERS' EQUITY, DECEMBER 31	$	236,595

See Independent Auditors' Report and
Notes to Financial Statements.

FIRST SOUTHERN SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

OPERATING ACTIVITIES:		
Net income	$	(17,405)
Adjustments to reconcile net loss to net cash used by operating activities:		
Increase in deposits with clearing organization		(201,000)
Increase in securities owned, at fair value		(558,630)
Increase in commissions receivable		(32,869)
Increase in prepaid expenses		(9,091)
Increase in accounts payable and accrued expenses		4,950
Increase in commissions payable		3,188
Increase in payable to clearing organization - margin		571,083
Net cash used by operating activities		(239,774)
FINANCING ACTIVITY - members' contributions		254,000
Net cash provided by financing activities		254,000
NET INCREASE IN CASH		14,226
CASH AT BEGINNING OF YEAR		-
CASH AT END OF YEAR	$	14,226

See Independent Auditors' Report and
Notes to Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
First Southern Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and FINRA. The Company was organized as a Georgia limited liability company (LLC) on January 29, 2010.

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services.

Income Taxes
The Company is a limited liability company for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Estimates
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions
Securities transactions and the related commission revenues and clearing expenses are recorded on a settlement-date basis. Transactions recorded on a settlement-date were not materially different from the trade-date basis.

Concentration of Credit Risk
The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

2. DEPOSITS WITH CLEARING ORGANIZATIONS

The amounts deposited with clearing organizations for the year ended December 31, 2010 is $201,000. The Company clears all of its customer transactions through a broker-dealer independent of the Company on a fully disclosed basis.

3. COMMISSIONS RECEIVABLE

Commission revenue is derived by the Company acting as an agent buying and selling securities on behalf of its customers. In return for such services, the Company charges a commission. Each time a customer enters into a buy or sell transaction a commission is earned by the Company for its selling and administrative efforts. Commissions receivable for the year ended December 31, 2010 is $32,869.

4. SECURITIES OWNED

Securities owned consist of securities held for trading purposes. Securities that are marketable are stated fair value and securities not readily marketable, if any, are carried at fair value as determined by management. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

5. FAIR VALUE MEASUREMENTS

As defined in Accounting Standards Codification 820 Fair Value Measurements (ASC 820), fair value is the price that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date (an exit price methodology). ASC 820 establishes a framework for measuring fair value that includes a hierarchy used to classify inputs used in measuring fair value. The hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels which are either observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect an entity's view of market assumptions in the absence of observable market information. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

Financial instruments are considered Level 1 when their values are determined using quoted prices in active markets for identical assets that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1, such as quoted prices for similar assets in active or inactive markets, inputs other than quoted prices that are observable for the asset, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial instruments also include those for which the determination of fair value requires significant management judgment or estimation.

5. **FAIR VALUE MEASUREMENTS - continued**

The following table sets forth the Company's assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2010:

Description	Total	Level 1	Level 2	Level 3
Securities owned:				
State and municipal obligations	$558,630	$ -	$558,630	$ -
Total	$558,630	$ -	$558,630	$ -

6. **PAYABLE TO CLEARING ORGANIZATION**

Amounts payable to clearing organization as of December 31, 2010 is $571,083 and is reflected on the Statement of Financial Condition. The Company clears its customer transactions through a broker-dealer independent of the Company on a fully disclosed basis. The amount payable relates to the aforementioned transactions and is collateralized by securities owned by the Company.

7. **RELATED PARTY TRANSACTIONS**

During 2010 the Company had an expense sharing agreement with an entity under common control. Pursuant to the agreement the Company paid $5,600 for its share of rent and utilities for the year ended December 31, 2010, such expenses are reflected as rent on the accompanying Statement of Operations.

The Company's members received compensation of $18,000 for the year ended December 31, 2010, this amount is included in salaries and benefits on the accompanying Statement of Operations.

8. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $192,232, which was $92,232 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 301.31%.

9. **EXEMPTIVE PROVISION**

The Company meets all of the requirements for exemption from SEC Rule 15c3-3 with regard to the computation for determination of reserve requirements. The Company does not hold funds or securities for, or owe money or securities to, customers.

10. **SEC RULE 17A-5(e)(4) REQUIREMENTS RELATED TO SIPC ASSESSMENT**

The Company had gross revenues of less than $500,000, thus, no SIPC reconciliation or agreed-upon procedures is provided in the audit.

FIRST SOUTHERN SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2010

SCHEDULE 1

TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$	236,595
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Prepaid expenses		(9,091)
15c3-1(f) securities		(35,272)
NET CAPITAL	$	192,232
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses		4,950
Commissions payable		3,188
Payable to clearing organization - margin		571,083
Total aggregate indebtedness		579,221
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum net capital required		100,000
Excess net capital		92,232
Excess net capital at 1,000 percent	$	72,231
Percentage of aggregate indebtedness to net capital		301.31%

There is no difference in the above computation and the Company's net capital, as reported in the Company's Part II (unaudited) FOCUS report as of December 31, 2010.

See Independent Auditors' Report

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

To the Members and Directors
First Southern Securities, LLC

In planning and performing our audit of the financial statements and supplementary schedule of First Southern Securities, LLC (the "Company"), as of and for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

See Independent Auditors' Report and
Notes to Financial Statements.

863 FLAT SHOALS ROAD SE, SUITE C-369
CONYERS, GEORGIA 30094
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2010 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Orvade J Baucler & Company

Atlanta, Georgia
February 16, 2011

FIRST SOUTHERN SECURITIES, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2010 AND INDEPENDENT
AUDITORS' REPORT

Wade J. Bowden & Company, P.C.